SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-9853

EMC Corporation 401(k) Savings Plan

(Full title of the Plan)

EMC Corporation

(Name of issuer of the securities held pursuant to the Plan)

176 South Street, Hopkinton, Massachusetts 01748

(address of principal executive office)

EMC Corporation 401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

EMC Corporation 401(k) Savings Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because such schedules are not applicable.

Report of Independent Auditors

To the Participants and Plan Administrator of the

EMC Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of assets available for plan benefits and the related statements of changes in assets available for plan benefits present fairly, in all material respects, the assets available for plan benefits of the EMC Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts

June 23, 2003

EMC CORPORATION 401(K) SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2002 AND 2001

	2002		2001
Assets
Investments at fair value:
Common collective trust:
Fidelity Managed Income Portfolio Fund	$65,216,795	*	$59,533,906	*

Mutual funds:
Fidelity Equity Income Fund	45,059,648	*	55,590,593	*
Fidelity Independence Fund	37,000,764	*	43,050,606	*
Fidelity Magellan Fund	109,619,515	*	145,081,973	*
Fidelity Puritan Fund	41,184,653	*	45,218,872	*
Other mutual funds	257,716,594		253,068,633

Total mutual funds	490,581,174		542,010,677

EMC Corporation Stock Fund:
EMC Corporation common stock	13,046,143		13,015,793
Cash	116,216		131,118

Total EMC Corporation Stock Fund	13,162,359		13,146,911

Loans to participants	14,232,305		14,481,579

Total investments	583,192,633		629,173,073

Receivables:
Employer contributions	6,646,907		6,973,975
Investment income receivable	188		322

Total receivables	6,647,095		6,974,297

Assets available for benefits	$589,839,728		$636,147,370

*	Represents 5% or more of assets available for benefits.

The accompanying notes are an integral part of these financial statements.

EMC CORPORATION 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Additions:
Dividends and interest:
Mutual funds and common collective trust	$12,384,907	$17,861,312
EMC Corporation Common Stock Fund	121,725	165,774

Total dividends and interest	12,506,632	18,027,086

Contributions:
Employer contributions	26,479,552	28,650,521
Participant contributions	79,143,061	90,033,953
Participant rollovers from other qualified plans	4,805,802	13,361,629

	110,428,415	132,046,103

Total additions	122,935,047	150,073,189

Deductions:
Net depreciation of investments:
Mutual funds and common collective trust	109,583,561	80,676,760
EMC Corporation Common Stock Fund	9,497,568	26,894,844

	119,081,129	107,571,604

Benefits paid to participants	50,153,197	37,780,353
Administrative fees	8,363	11,403

Total deductions	169,242,689	145,363,360

Net increase (decrease)	(46,307,642)	4,709,829
Assets available for benefits:
Beginning of year	636,147,370	631,437,541

End of year	$589,839,728	$636,147,370

The accompanying notes are an integral part of these financial statements.

EMC CORPORATION 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the EMC Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan established January 1, 1983 for the purpose of providing an opportunity for retirement income and increased savings to the employees of EMC Corporation (the “Company”). Plan assets acquired under this Plan as a result of contributions, investment income, and other additions to the Plan are administered for the exclusive benefit of the participants and their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

During 2002 and 2001, participants could elect to contribute an amount not to exceed, in the aggregate, between 1% and 25% and 1% and 19%, respectively, of their compensation on a pretax basis while participating in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. In any Plan year, the Company may contribute to participants’ accounts a quarterly matching contribution equal to a percentage of the participant’s compensation contributed to the Plan as determined by the Company’s Board of Directors up to a maximum quarterly matching contribution of $750. In addition, discretionary Company profit sharing contributions based on different discretionary goals established for separate business units within the Company may be made as determined by the Company’s Board of Directors. To be eligible for an allocation of Company quarterly matching contributions, a participant must be employed by the Company on the last business day of the calendar quarter. To be eligible for an allocation of discretionary Company profit sharing contributions, a participant must have completed at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year. Contributions are subject to certain limitations under the Internal Revenue Code of 1986, as amended (the “Code”). During 2002 and 2001, the Company did not make any discretionary profit sharing contributions. Effective May 1, 2002, participants age 50 or over or who attained age 50 by 2002, are eligible to contribute to the Plan, in addition to the Internal Revenue Service (“IRS”) maximum contribution, up to $1,000 in 2002, $2,000 in 2003, $3,000 in 2004, $4,000 in 2005 and $5,000 in 2006.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution and an allocation of the profit sharing contributions and Plan earnings and debited with applicable expenses. Allocations are based on a participant’s earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

EMC CORPORATION 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Vesting and Forfeiture

Participants are immediately vested 100% in their voluntary contributions, rollover contributions, Company discretionary matching contributions plus the investment earnings arising from these contributions. Company discretionary profit sharing contributions are subject to a vesting schedule based on the number of years of continuous service as follows:

Years of Service	Vested Percentage
Less than 1 year	0%
1 year but less than 2	25%
2 years but less than 3	50%
3 years but less than 4	75%
4 years or more	100%

Participants’ interest in their accounts shall become 100% vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, incur a permanent and total disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant shall be entitled to the vested portion of his or her account. The nonvested portion is forfeited and will be applied to the payment of Plan expenses.

Payment of Benefits

Benefits are payable upon normal retirement age (65), death, separation from service or proven hardship. A participant who was a Plan member as of December 31, 1988 may elect to receive the value of the vested interest in his or her account in the form of an installment or in a lump-sum distribution. A Plan member after such date will receive the vested interest in his or her account in a lump-sum distribution. In any event, payment of benefits must commence not later than the April 1 following the calendar year during which the participant’s employment terminates or the participant reaches age 70½, whichever is later. However, a 5% owner of the Company will be required to begin receiving minimum distributions from his or her account by the April 1 following attainment of age 70½ regardless of whether he or she has terminated employment at that time.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Company, as Plan administrator. Interest rates ranged from 8.00% – 10.5% for 2002 and 2001. Principal and interest are paid ratably through payroll deductions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

EMC CORPORATION 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Investment Valuation and Income Recognition

Investments are valued at fair value. Investments in shares of mutual funds and common collective trust fund are valued at their net value and unit value, respectively, which represents the value at which shares/units may be purchased or redeemed. The Company’s common stock, par value $.01 per share (“Common Stock”), is valued at the quoted market price on the last business day of the Plan year. Loans to participants are valued at cost plus accrued interest, which approximates fair value.

The Plan presents in the statements of changes in assets available for plan benefits net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on investments. The cost of investments is determined on the average cost basis in calculating realized gains or losses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses of the Plan

Administrative expenses, including legal and participant accounting, and other costs of administrating the Plan, and certain expenses directly relating to the investments are charged to and paid by the Company.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. The Plan administrator, upon termination, shall cause the assets of the Plan to be allocated as described in the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

Payment of Benefits

Benefits are recorded when paid.

3.	Tax Status of the Plan

The IRS has determined by a letter dated July 2, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Code. Therefore, no provisions for income taxes are required.

4.	Related Party Transactions

The Plan invests in Common Stock of the Company and transactions in this Common Stock are related party transactions. During the years ended December 31, 2002 and 2001, the Plan purchased shares of the Common Stock having values of $11,781,393 and $17,890,443 respectively, and sold shares of the Common Stock having values of $2,269,841 and $2,018,786, respectively.

Certain Plan investments are shares of mutual funds managed by FMR Corp. FMR Corp. is a related party to the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management and recordkeeping services amounted to $8,363 and $11,403 for the years ended December 31, 2002 and 2001, respectively. Loans to participants also qualify as party-in-interest transactions.

EMC CORPORATION 401(K) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(SCHEDULE H, PART IV, ITEM 4i, FORM 5500)

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2002

Shares/Units	Description	Current Value
	Common Collective Trust
65,216,795	Fidelity Managed Income Portfolio Fund*	$65,216,795

	Mutual Funds
	Fidelity Investments Mutual Funds:
1,388,292	Magellan Fund*	109,619,515
2,608,274	Puritan Fund*	41,184,653
1,135,862	Equity Income Fund*	45,059,648
26,679,303	Retirement Money Market Fund*	26,679,303
1,483,202	Equity Income II Fund*	25,792,883
50,553	Conservative Strategy Fund*	642,021
160,842	Moderate Strategy Fund*	1,936,138
284,353	Aggressive Strategy Fund*	2,946,121
2,830,969	Independence Fund*	37,000,764
1,005,127	Low Price Stock Fund*	25,299,040
78,242	Freedom Income Fund*	829,363
84,255	Freedom 2000 Fund*	927,649
231,641	Freedom 2010 Fund*	2,649,978
658,561	Freedom 2020 Fund*	7,007,091
903,392	Freedom 2030 Fund*	9,250,737
49,359	Freedom 2040 Fund*	289,242
104,430	Spartan Extended Market Index Fund*	2,008,195
636,183	Spartan U.S. Equity Index Fund*	19,817,094
	American Funds:
538,134	Europacific Growth Fund	12,360,942
401,338	Washington Mutual Investors Fund	9,435,461
	T. Rowe Price Funds:
378,544	Mid Cap Growth Fund	11,750,014
376,334	Value Fund	5,855,750
587,397	Brandywine Growth Fund	10,737,616
550,873	Janus Worldwide Fund	17,699,537
49,778	Domini Social Equity Fund	1,075,215
2,274,534	PIMCO Total Return Fund	24,269,275
887,854	Franklin Small Cap Growth Fund	19,488,389
482,257	Templeton Foreign Fund	4,007,555
1,240,629	Vanguard U.S. Growth Fund	14,961,985

	Total Mutual funds	490,581,174

2,124,779	EMC Corporation common stock*	13,046,143
	Interest bearing cash	116,084
	Non interest bearing cash	132

	Total EMC Corporation Stock Fund	13,162,359

	Loans to participants*	14,232,305

	Total	$583,192,633

*	Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

EMC CORPORATION 401(k) SAVINGS PLAN

	By:	EMC Corporation, Plan Administrator

Date: June 26, 2003	By:	/s/ WILLIAM J. TEUBER, JR.
William J. Teuber, Jr. Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Accountants

Exhibit 99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002